United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 14, 2008**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On January 14, 2008, Hercules Tianpu Chemicals, a 40% owned joint venture company of Hercules Incorporated, reported an incident on January 13, 2008 at one of its methylcellulose production lines in China.

A news release regarding this matter is furnished as an exhibit hereto and incorporated by reference herein.

EXHIBIT INDEX

Item 9.01   <u>**Financial Statements and Exhibits.**</u>

    (d) Exhibits.   99.1 News Release of Hercules Incorporated dated January 14, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 14, 2008

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

Release
Immediately
08-02-S

EXHIBIT 99.1

HERCULES TIANPU CHEMICALS INCIDENT

WILMINGTON, DE, January 14, 2008 . . . Hercules Tianpu Chemicals, a 40% owned joint venture company of Hercules Incorporated (NYSE: HPC), reported an incident on January 13th at one of the methylcellulose production lines in China. Initial assessments by the joint venture indicate that the incident may have been caused by a fire in a filtering system in final packaging. Necessary resources have been deployed to insure restoration of operations.

Two employees were injured. Both are being treated and are expected to make a full recovery.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151